Exhibit (a)(5)(H)

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF VIRGINIA

Alexandria Division

BENJI McGOWAN, Individually And On Behalf Of All Others Similarly Situated,	[Filing information]

Plaintiff,

v.	Case No. 1:10CV1013 CMH/TCB

ICX TECHNOLOGIES, INC.; HANS C. KOBLER; COLIN J. CUMMING; E. SPENCER ABRAHAM; RODNEY E. SLATER; JOSEPH M. JACOBS; ROBERT A. MAGINN, JR.; MARK L. PLAUMANN; FLIR SYSTEMS, INC.; INDICATOR MERGER SUB, INC.; and WEXFORD CAPITAL LP,	JURY TRIAL DEMAND

Defendants.

COMPLAINT

Plaintiff Benji McGowan (“Plaintiff”), by and through his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the ICx Technologies, Inc. (“ICXT” or the “Company”), common stock against certain officers and/or directors of ICXT, and other persons and entities (collectively, “Defendants”) involved in a proposed transaction through which FLIR Systems, Inc. (“FLIR”) will acquire all of the outstanding shares of ICXT common stock through FLIR’s wholly owned subsidiary Indicator Merger Sub, Inc. (“Merger Sub”), for inadequate consideration and with grossly inadequate disclosure.

2. On August 16, 2010, ICXT and FLIR announced that they had entered into a definitive Agreement and Plan of Merger dated August 16, 2010 (“Merger Agreement”), whereby FLIR would acquire all outstanding shares of ICXT for $7.55 in cash per share in a transaction valued at approximately $274 million.

3. Specifically, under the terms of the Merger Agreement, FLIR announced that Merger Sub would commence a cash tender offer to purchase all of the outstanding shares of ICXT common stock for $7.55 per share in cash (“Tender Offer”) and will acquire any ICXT shares not purchased in the Tender Offer in a second-step merger at the same price per share paid in the tender offer (the “Merger,” together with the Tender Offer, the “Proposed Transaction”). The press release stated that the Tender Offer is conditioned on the tender of at least a majority of the outstanding shares of ICXT common stock. Simultaneously with the execution of the Merger Agreement, however, FLIR entered into a Tender and Support Agreement with Wexford Capital LP (“Wexford Capital”) and its affiliates, which together own approximately 62% of the outstanding shares of ICXT common stock, whereby Wexford Capital has agreed to tender all of its shares in the Tender Offer, subject only to the ICXT Board of Director’s (“Board”) continued recommendation of the transaction (“Tender Agreement”). Thus, it is a foregone conclusion that the public shareholders of ICXT will be stripped of their ownership interest in ICXT for the inadequate consideration offered in the Proposed Transaction.

4. FLIR commenced the Tender Offer on September 3, 2010 by filing its Tender Offer Statement on Schedule TO (“TO”) with the U.S. Securities and Exchange Commission (“SEC”) and disseminating it to the Company’s public shareholders. Even though the Company was not required to do so for ten days, the very same day ICXT filed its Recommendation Statement on Form 14D-9 (“Recommendation Statement,” together with the TO, the “Disclosure Documents”). In an attempt to convince shareholders to tender their shares for the inadequate consideration offered in the Tender Offer, the Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully-informed decision on whether to tender their shares in support of the Proposed Transaction.

5. As described below, both the value to ICXT shareholders contemplated in the Proposed Transaction and the process by which defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other shareholders of the Company. In pursuing the unlawful plan to facilitate the acquisition of ICXT by FLIR for grossly inadequate consideration, through a flawed process and based upon grossly inadequate disclosures, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

6. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (defined herein) violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

7. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C §1331 in that Plaintiff’s claims arise in part under the Constitution and laws of the United States, including the Securities Exchange Act [15 U.S.C. §78aa] and 28 U.S.C. §1331. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a).

8. This Court retains general jurisdiction over each named defendant who is a resident of Virginia. Additionally, this Court has specific jurisdiction over each named non-resident defendant because these defendants maintain sufficient minimum contacts with Virginia to render jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. ICXT maintains its corporate headquarters and operations in Virginia. Defendants’ conduct arose out of Virginia and was purposefully directed at Virginia. Finally, exercising jurisdiction over the named non-resident individual defendants is reasonable.

9. Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because one or more of the defendants either resides in or maintains executive offices in this District and a substantial portion of the transactions and wrongs that are the subject of this complaint, including the individual defendants’ primary participation in the wrongful acts detailed herein, aiding and abetting, and conspiracy in violation of fiduciary duties owed to ICXT, occurred in substantial part in this District. Finally, defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

10. In connection with the acts, conduct and other wrongs alleged herein, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails and interstate telephone communications.

THE PARTIES

11. Plaintiff Benji McGowan is, and at all times relevant hereto was, a stockholder of defendant ICXT and has held such shares since prior to the wrongs complained of herein.

12. Defendant ICXT is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located at 2100 Crystal Drive, Suite 650, Arlington, VA 22202. ICXT is the self proclaimed leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. ICXT’s proprietary sensors detect and identify chemical, biological, radiological, nuclear and explosive threats, and deliver superior awareness and actionable intelligence for wide-area surveillance, intrusion detection and facility security. The Company’s stock is listed on the NASDAQ Exchange under the ticker symbol “ICXT.”

13. Defendant Hans C. Kobler (“Kobler”) is co-founder of the Company and has been a director of ICXT since its inception in 2001. Kobler is currently Executive Chairman of the Board and previously served as the Company’s President and Chief Executive Officer from inception through April 17, 2009. Kobler is also a founding partner of Digital Power Capital, LLC (“DPC”) and serves on its investment advisory committee. DPC is indirectly the Company’s largest stockholder and an affiliate of Wexford VI Advisors LLC, which is an affiliate of DP1, LLC (“DP1”) and Valentis SB, L.P. (“Valentis”). Each of these entities (collectively, the “Wexford Entities”) are affiliated with Wexford Capital. As of August 16, 2010, the Wexford Entities beneficially owned 21,613,338 shares of Company stock, representing 61.64% of ICXT stock outstanding. As part of his contractual relationship with certain Wexford Entities, defendant Kobler receives a payment based on five percent of the net profits realized by the Wexford Entities from certain investments, including the investments in ICXT. Pursuant to his extended employment agreement, Kobler may devote up to five percent of his time performing investment advisory and oversight services to certain Wexford Entities.

14. Defendant Colin J. Cumming (“Cumming”) has been a director of the Company since 2005. Cumming has also been President and Chief Executive Officer since April 17, 2009. Cumming has served as the Company’s Chief Technology Officer since 2006 and has been President of the Detection Division. Cumming also serves as President and Chief Executive Officer of Nomadics, Inc., the Company’s wholly-owned subsidiary, a position he has held since he co-founded Nomadics in 1994. Defendant Cumming owns approximately 3.1% of the Company’s outstanding stock.

15. Defendant E. Spencer Abraham (“Abraham”) has been a director of the Company since July 2006.

16. Defendant Rodney E. Slater (“Slater”) has been a director of the Company since July 2006.

17. Defendant Joseph M. Jacobs (“Jacobs”) has been a director of the Company since 2003. Jacobs is the President of Wexford Capital, an SEC registered investment advisor that he co-founded in 1994, which through its affiliates as of August 16, 2010, beneficially owned 21,613,338 shares of Company stock, representing 61.64% of ICXT stock outstanding. In conjunction with the execution of the Merger Agreement, Jacobs executed the Tender Agreement agreeing to tender the shares held by the Wexford Entities in favor of the Tender Offer.

18. Defendant Robert A. Maginn, Jr. (“Maginn”) has been a director of the Company since 2006.

19. Defendant Mark L. Plaumann (“Plaumann”) has been a director the Company since 2006.

20. Defendants Kobler, Cumming Abraham, Slater, Jacobs, Maginn and Plaumann are referred to herein as the “Individual Defendants.”

21. Defendant FLIR is an Oregon corporation with its principal executive offices located at 7700 SW Parkway Avenue, Wilsonville, Oregon 97070. FLIR is a self proclaimed world leader in the design, manufacture, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security.

22. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of FLIR formed to effectuate the Proposed Transaction. Merger Sub’s principal executive offices are located at 7700 SW Parkway Avenue, Wilsonville, Oregon 97070. Upon completion of the Merger, Merger Sub will merge with and into ICXT and Merger Sub will cease to exist as a separate corporate entity. FLIR and Merger Sub are collectively referred to herein as “FLIR.”

23. Defendant Wexford Capital is a Connecticut limited liability company. Wexford Capital, through its affiliates, beneficially owns 61.64% of ICXT’s outstanding stock. Wexford Capital also provided certain administrative services to ICXT pursuant to an Administrative Services Agreement dated October 1, 2005. Pursuant to the Administrative Services Agreement, Wexford Capital agreed to provide the following services to ICXT:

(a) corporate accounting, bookkeeping and internal controls;

(b) cash management, cash disbursements and payment services, and strategic financial planning;

(c) legal assistance and corporate secretary services;

(d) provision of office space and document processing, secretarial, photocopying, telephone, facsimile and similar services; and

(e) such other services as the Company may request

In conjunction with the execution of the Merger Agreement, Wexford Capital executed the Tender Agreement agreeing to tender the shares held by the Wexford Entities in favor of the Tender Offer and a termination of the Administrative Services Agreement.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of ICXT and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty and full and candid disclosure.

25. By virtue of their positions as directors and/or officers of ICXT, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause ICXT to engage in the practices complained of herein.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed decision as to whether to relinquish their shares. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders

27. Plaintiff alleges herein that the Individual Defendants violated duties owed to Plaintiff and the other shareholders of ICXT, including their duties of loyalty and good faith,

insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or ICXT’s public shareholders.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23, on behalf of all shareholders of ICXT common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

29. This action is properly maintainable as a class action because:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 30, 2010, there were over 35 million shares of ICXT common stock issued and outstanding, over 12 million of which shares were not owned by Defendants or their affiliates. The actual number of public shareholders of ICXT will be ascertained through discovery;

(b) there are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including:

(i) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

(iii) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated; and

(iv) whether the Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s shareholders’ ability to make a fully-informed decision on whether to tender their shares in support of the Proposed Transaction

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e) the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f) defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

A.	Background

31. ICXT is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. The Company’s proprietary sensors detect and identify chemical, biological, radiological, nuclear and explosive threats and deliver superior awareness and actionable intelligence for wide area surveillance, intrusion detection and facility security. By leveraging its technical expertise, ICXT pioneers the integration of these advanced sensors into effective force protection, homeland security and commercial solutions. Through a proven ability to develop and convert next-generation technologies into unique, commercially successful products, ICXT is able to offer a wide range of high quality, compact detection and surveillance products that are more sensitive, accurate and cost-effective than conventional products.

32. ICXT’s ability to understand the nature of sophisticated security threats, the technological potential of security solutions and the complex procurement processes of government customers, differentiates the Company from most other companies in the market. ICXT has developed the most comprehensive line of products and integration capabilities for the security industry available from a single company.

33. ICXT has stated its intention to expand its position in the homeland security market by continuing to develop innovative technologies and solutions. To date, the Company has successfully commercialized and marketed a portfolio of products and solutions that include the market leading portable explosive detector, the smallest spectroscopic radiation detector, and the most accurate mobile solutions for perimeter surveillance available in the market today.

34. ICXT sells its products and services directly through a global sales force, with regional offices in the Middle East, Asia Pacific and Europe. The Company has also built a significant distribution channel of leading international distributors and strategic partners. Due to the breadth and diverse nature of the Company’s product offerings and technology portfolio, as well as its ability to deliver solutions for a comprehensive range of critical security applications, the future success of ICXT’s business is not dependent upon a single product, technology, customer or government program.

35. The Company’s direct customers include federal agencies, such as the U.S. Department of Homeland Security, U.S. Customs and Border Protection and the Transportation Security Administration. ICXT also serves various state and local governments and agencies, including the New York Police Department and the Port of Long Beach. The Company’s products, components and sub-systems are the choice of leading integrators in the security and defense industries who resell our products, or integrate them into comprehensive security installations for their customers. The Company’s major value-added resellers and system integrators include The Boeing Company, Honeywell International, Inc., Northrop Grumman Corp., Raytheon Company, SAIC, Inc. and Thermo Fisher Scientific, Inc. ICXT also sells to military customers such as the U.S. Department of Defense, the U.S. Air Force, the U.S. Marines and the U.S. Army. The Company also sells to private sector customers such as Federal Express Corporation, The Walt Disney Company and two international airports serving the city of Houston, Texas and surrounding communities. With increased security concerns globally, ICXT expanded its business and customer in 2009 to include Chevron, Dow Chemical Company, Solvay Chemicals, Dallas Water Utilities, Pantex, Magal/Senstar, Johnson Controls, the Civil Police of Rio de Janeiro and Perth Airport.

36. Based upon this growth and expansion, on March 18, 2010, the Company was able to announce its first positive fiscal year. Specifically, for the year ended December 31, 2009, the Company reported revenues of $183.4 million compared to $170.2 million for 2008, representing an 8 percent increase year-over-year. Most importantly, with respect to adjusted EBITDA, the Company achieved its first positive fiscal year, showing profits of $8.4 million, a $15.1 million improvement over the ($6.7) million loss in the previous year. In addition, the Company provided guidance for 2010, wherein the Company expects to show solid results in 2010 with revenue in the range of $212 million to $226 million, reflecting growth rates of 16% to 23% over 2009, and EPS in 2010 to range from $0.06 per share to $0.25 per share on a fully diluted basis. This compares to a loss per share of ($0.31) in 2009.

37. Commenting on these results, defendant Cumming stated:

In what can only be described as a difficult economic climate in 2009, heightened by the delay in passage of the FY 2010 defense bill, we are proud to have achieved our first positive fiscal year based on adjusted EBITDA profits. We believe that we have done the right things right, continuing to eliminate operational redundancies, improving our production efficiencies and focusing on what we do best, developing exceptional products and building our programs business.

We head into 2010 with a positive outlook based on strong contract opportunities in both the government and commercial sectors. We continue to believe that we are well positioned to benefit from homeland and military security initiatives. In addition, we have seen increased interest from our international customers and partners and believe those opportunities will begin to expand. However, as the economy as a whole moves through a slower than expected recovery timeline, we are taking a conservative, though optimistic, stance concerning 2010 revenues.

38. The Company’s positive financial results continued when on May 13, 2010, ICXT announced adjusted EBITDA profits of $2.1 million for the first quarter of fiscal 2010, an improvement of $1.3 million, or a staggering 163% increase over the first quarter in 2009. Noting that revenues were lower than expected, defendant Cumming commented that the results could have been even far better, except “a significant contract was delayed and came in after the quarter closed. This revenue will be captured later in the year.”

39. In addition, the Company announced that during the first quarter:

•

ICx released its ClearPointTM bottled liquids screener, which rapidly and accurately identifies suspicious liquids through their containers. Based on recent breakthroughs in Raman technology, ClearPoint is designed to tackle the challenge of screening bottled liquids in the pressure-filled, fast-paced environment of airport security checkpoints.

•

The Critical National Infrastructure Authority (CNIA) of Abu Dhabi, UAE, awarded ICx a $9 million contract for mobile integrated surveillance systems. Under the contract, ICx will provide their integrated millimeter wave ground-based radar and thermal/CCTV imaging systems on mobile tactical platforms for deployment around critical infrastructure sites to provide comprehensive wide area surveillance.

•

ICx introduced a new product in its CommandSpace® product suite, a pre-configured, turnkey wide area surveillance system that includes integrated ground surveillance radar and forward looking infrared cameras. This fixed CommandSpace solution is less dependent upon infrastructure which allows rapid implementation and lower up-front and life cycle costs.

•

The Tennessee Valley Authority (TVA), the largest public power company in the U.S., issued ICx a blanket $3 million contract for remote terminal units (RTUs). CallistoTM Edge RTUs are well suited to address Smart Grid applications and will be deployed throughout the TVA supervisory control and data acquisition (SCADA) system.

40. Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects, particularly when the Company had just reported a staggering 38% increase in funded backlog, the Individual Defendants have acted for their own benefit and the benefit of FLIR, and to the detriment of the Company’s public shareholders, by entering into the Proposed Transaction. In so doing, the Individual Defendants have effectively placed a cap on ICXT’s corporate value at a time when the Company’s stock price was languishing under the effects of the lingering economic recession and disappointing revenues for the first half of 2010, yet when it was poised to capitalize on its investment in research and development and therefore a positive and encouraging financial outlook.

B.	The Tender Offer

41. On August 16, 2010 ICXT and FLIR each issued a separate press release announcing that the Individual Defendants had agreed to sell ICXT to FLIR in a cash transaction for $7.55 per share. The Company’s press release stated in relevant part:

ICx Technologies, Inc. (Nasdaq GM: ICXT), a developer of advanced sensor technologies for homeland security, force protection and commercial applications, has entered into a definitive merger agreement with FLIR Systems, Inc. (Nasdaq: FLIR) pursuant to which ICx would be acquired through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash. FLIR is a leader in the design, manufacturing, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications. ICx anticipates that the transaction could be completed in the fourth quarter of 2010.

ICx’s Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and has resolved to recommend that ICx’s stockholders tender their shares in connection with the tender offer. In addition, certain affiliates of Wexford Capital LP have agreed to tender approximately 62% of ICx’s outstanding shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction. The closing of the tender offer is subject to certain customary conditions, including the tender of at least a majority of ICx’s shares outstanding on a fully diluted basis and antitrust clearance. The merger agreement contemplates that the merger would be completed shortly following completion of the tender offer if a “short form” merger is available under Delaware law. If a short from merger is not available, then the merger would be completed after approval of the merger at a stockholders’ meeting, which would held as soon as reasonably permissible under Delaware law and applicable rules and regulations of the Securities and Exchange Commission.

Subject to compliance with the merger agreement, ICx would be permitted to consider unsolicited acquisition proposals and to terminate the merger agreement to accept a superior proposal following an opportunity given to FLIR to offer to improve the terms of its proposed acquisition and upon payment of a breakup fee to FLIR of $8.2 million.

42. The FLIR press release stated in relevant part:

August 16, 2010 – FLIR Systems, Inc. (NASDAQ:FLIR) announced today that it has entered into a definitive merger agreement pursuant to which it has agreed to acquire ICx Technologies, Inc. (NASDAQ:ICXT) for an aggregate cash purchase price of approximately $274 million. As of June 30th, ICx had a cash balance of approximately $38 million.

Under the terms of the merger agreement, a subsidiary of FLIR will commence a cash tender offer to purchase all of the outstanding shares of ICx common stock for $7.55 per share in cash and will acquire any ICx shares not purchased in the tender offer in a second-step merger at the same price per share paid in the tender offer. The tender offer is conditioned on the tender of at least a majority of the outstanding shares of ICx common stock, calculated on a fully diluted basis, and other customary closing conditions. Wexford Capital LP and its affiliates, which together own approximately 62% of the outstanding shares of ICx common stock, have entered into a tender and support agreement whereby they have agreed to tender all of their shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction. The boards of directors of FLIR and ICx have approved the merger agreement.

ICx is a leading provider of integrated advanced sensing technologies for homeland security, force protection and critical infrastructure applications. ICx has established a technology leadership position across a wide spectrum of detection and surveillance technologies, supported by a robust intellectual property portfolio. For the twelve months ended June 30, 2010, ICx reported revenue of approximately $168 million.

The acquisition expands FLIR’s capabilities into advanced sensors for chemical, biological, radiological, nuclear, and explosives (CBNRE) detection for defense and homeland security markets. The acquisition also enhances FLIR’s existing intelligence surveillance and reconnaissance product suite through the addition of ICx’s advanced radars and integrated platforms. Upon closing of the transaction, ICx’s operations will be integrated into FLIR’s Government Systems Division.

43. In a letter to ICXT employees, defendant Cumming commented on the Proposed Transaction, stating:

This transaction presents an attractive opportunity for two leading technology companies to expand and enhance what can only be described as impressive technology and product portfolios. It was clear to our board that FLIR supports our vision of developing advanced integrated technologies and leading products, and that together we can leverage FLIR’s global infrastructure to continue to drive innovation and growth.

44. Similarly commenting on the Proposed Transaction, Earl Lewis, President and CEO of FLIR stated:

We are pleased to announce this compelling transaction and intend to work diligently towards its consummation. The transaction presents an attractive opportunity to add ICx’s market leading CBRNE technologies to FLIR’s product portfolio and leverage FLIR’s global infrastructure to reduce costs and drive growth. We look forward to welcoming ICx’s employees to FLIR.

45. Lewis expounded on these comments in a conference call with analysts on August 16, 2010, stating:

We are pleased to announce this compelling transaction as it presents a unique opportunity to add ICx’s leading threat detection technologies to FLIR’s product portfolio and to leverage FLIR’s global infrastructure to reduce costs and drive our growth.

…ICx is a leading provider of advanced sensing products for homeland security, force protection and infrastructure applications. ICx has significant expertise in developing these advanced sensors for chemical, biological, radiological, nuclear and explosive detection. This is commonly referred to as CBRNE. They have a robust IP portfolio in the threat-detection technologies as well as important relationships with key governmental organizations responsible for development of this technology and they have a proven ability to convert government-funded R&D into commercial products.

In addition, they have competed for and won many high profile government programs. They target the portable handheld segment of the threat-detection market, developing products that are smaller, lighter, and more cost effective than their competitors. Examples of these products include the Fido line of handheld explosive detectors and identiFINDER lines of handheld radiation detectors.

These products are complementary to FLIR’s products and we believe ICx is well positioned in their markets as governments are increasingly focused on homeland security. In addition to its threat detection business, ICx also has a surveillance business offering infrared cameras, advanced radars and integrated platform solutions.

(Emphasis added).

46. When asked about expected growth during the conference call, Lewis reaffirmed the strong growth projections previously announced by ICXT, stating:

But, as an overview, if you look at our government business without the RAID programs, it’s been growing at a very remarkable 20, 22% something like that over the last five years.

I believe that if you isolate the products in this particular portfolio, you’ll see they have a pretty close to that growth rate over that period of time. To expect a business that is involved with security and with border applications and with homeland defense over the next five years to have good growth i.e. double-digit growth and – is very reasonable in my opinion.

47. The $7.55 per share consideration offered in the Proposed Transaction, however, is unfair and grossly inadequate because, among other things, the intrinsic value of ICXT’s common stock is materially in excess of the amount offered given the Company’s prospects for future growth and earnings, particularly in light of the Company’s investment in research and development and its funded backlog.

48. Despite the Company’s prospects for growth, the $7.55 per share offered in the Proposed Transaction represents a paltry 12% premium over the Company’s stock price on August 13, 2010, the last trading day prior to the announcement of the Proposed Transaction. Moreover, the Proposed Transaction represents a discount of 4.6% based on the closing price of $7.90 per share for ICXT stock as recently as July 27, 2010, and a 20.7% discount to ICXT’s closing price of $9.52 on December 31, 2009.

49. Prior to the announcement of the Proposed Transaction, according to Thomson/First Call, at least one financial analyst valued ICXT’s common stock at $10.00 per share. In addition, the Motley Fool’s Rich Smith, commenting on FLIR’s acquisition of ICXT, determined that it “makes an absolutely brilliant buy for FLIR.” Smith further opined that FLIR was obtaining ICXT “at a steep discount. ICx’s $274 million price tag does mean the firm is selling for about 1.5 times sales, while FLIR itself commands an even more premium valuation of 3.5 times sales.” In short, Smith concluded that “Flir really does look like it’s locked into a red-hot buy.”

B.	The Preclusive Deal Protection Devices

50. In addition to the woefully inadequate consideration offered to ICXT’s shareholders, the entire process deployed by FLIR and ICXT’s Board is also unfair and inadequate. Namely, to assure that FLIR and the Individual Defendants would reap the windfall benefits of the Proposed Transaction and that no competing bidders would emerge, the Individual Defendants agreed to certain preclusive deal protection provisions contained within the Merger Agreement that operate collectively to make the Proposed Transaction a fait d’accompli.

51. First, the Individual Defendants are attempting to circumvent the requirement of a shareholder vote through a “Top Up Option” which ICXT’s Board granted to FLIR. The Top Up Option allows FLIR to acquire up to 90% plus one share and pursue a short form merger under 8 Del. C. Section 253, without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

52. Specifically, Section 2.9 of the Merger Agreement (“Section 2.9”) provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub or their Affiliates at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Shares), at a price per share equal to the Offer Price.

53. Thus, the Top-Up Option ensures that FLIR will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, enabling FLIR to squeeze out the Company’s minority common stockholders for the entirely unfair price of $7.55 per share. Moreover, FLIR does not even have to pay ICXT for the shares issued pursuant to the Top-Up Option. Section 2.9(c) of the Merger Agreement provides that the “Top-Up Consideration” may be paid by issuance of a full-recourse promissory note by Merger Sub guaranteed by Parent in principal amount equal to the remainder, bearing simple interest at the applicable federal rate per annum and due on the first anniversary of the Top-Up Closing.

54. Although Delaware law provides that a plan of merger shall be approved by a majority of all the votes entitled to be cast on the merger, the Merger Agreement itself demonstrate the defendants’ intent to enable FLIR to acquire the Company without any shareholder support. Specifically, Section 2.10 of the Merger Agreement provides:

Notwithstanding anything to the contrary in Section 6.8, in the event that any Parent Company, whether pursuant to the Offer, upon exercise of the Top-Up Option or otherwise, shall acquire at least ninety percent (90%) of the outstanding Shares, the parties hereto agree, subject to Article VII, to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 253 of the DGCL (a “Short Form Merger”). Notwithstanding anything to the contrary in this Agreement, if the conditions set forth in Section 2.9(b) have been satisfied, Merger Sub shall exercise the Top-Up Option as promptly as practicable following the Acceptance Time.

(Emphasis added).

55. In addition, the exercise of the Top-Up Option will occur prior to the Merger and is not a speculative action that may occur post-merger. Accordingly, the Top-Up Shares will be part of the operative reality of ICXT on the date of the Merger which would be considered in determining fair value under Section 262 of the DGCL in an appraisal proceeding. The issuance of millions of Top-Up Shares could substantially reduce the fair value of the stockholders’ shares. The Merger Agreement purports to address the impact of the Top-Up Shares on an appraisal proceedings, noting, “The parties agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable Law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any of the Top-Up Shares or any consideration paid or delivered by [Merger Sub] to the Company in payment for the Top-Up Shares.”

56. To assure FLIR’s ability to acquire the Company without any shareholder vote, FLIR and Wexford Capital, whose affiliates own 61.64% of the fully diluted common stock of ICXT and whose principal, defendant Jacobs and affiliate Kobler, are members of ICXT’s Board, negotiated Tender Agreements whereby Wexford Capital committed to tender the shares owned by the Wexlar entities in support of the Tender Offer. The impact of this Tender Agreement is especially onerous since the Company has 250 million shares authorized, of which only 35 million are outstanding and 3 million are reserved for issuance pursuant to options, restricted stock units and warrants. Accordingly, the 21 million shares held by the Wexford Entities, together with the Top-Up Shares, would be sufficient for FLIR to obtain 90% of the outstanding shares without any public shareholders tendering a single share of Company stock.

57. The Merger Agreement also contains a strict “no shop” provision prohibiting the members of the ICXT Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. Specifically, §6.4(a) of the Merger Agreement bars the Board and any Company personnel from attempting to procure a price in excess of the amount offered by FLIR.

58. Similarly, §6.4(b) through (d) of the Merger Agreement provide a matching rights provision whereby the Company must notify FLIR of any unsolicited competing bidder’s offer. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” FLIR is granted five business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.”

59. Thus, even if the ICXT Board receives an intervening bid that appeared to be “superior” to FLIR’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior,” and that a failure to consider the proposal would constitute a breach of their fiduciary duties. Then, ICXT must still give FLIR five days notice match the competing offer. Consequently, this provision prevents the ICXT Board from exercising their fiduciary duties.

60. In addition, the Merger Agreement includes an effective $8,200,000 termination fee payable to FLIR that, in combination with the other provisions of the Merger Agreement, will all but ensure that no competing offer will be forthcoming.

61. These provisions cumulatively discourage any other bidders from making a competing bid for the Company.

C.	The Materially Misleading and/or Incomplete Disclosure Documents

62. On September 3, 2010, ICXT filed its Recommendation Statement in connection with the Tender Offer with the SEC.

63. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Transaction.

64. For example, the Recommendation Statement completely fails to disclose all of the underlying methodologies, projections, key inputs and multiples relied upon and observed by Stone Key Partners LLC and the Stone Key securities division of Hudson Partners Securities LLC (together, “Stone Key”) who served as financial advisor to the Company in connection with the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Stone Key and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(a)	the financial projections and forecasts for ICXT should be disclosed. In particular, Case B must be disclosed as it is an integral part to understanding the analyses performed by Stone Key;

(b)	the criteria used by Stone Key for selecting discount rates ranging from 11.5% to 13% and perpetuity growth rates ranging from 2% to 4% for ICXT used in the Discounted Cash Flow Analysis;

(c)	a description of whether the Discounted Cash Flow Analysis included consideration of stock-based compensation and whether the analysis takes into consideration any NOLs (if any);

(d)	a description of the criteria and multiples observed by Stone Key for each company in its Comparable Company Analysis;

(e)	a description of the criteria to select the EBITDA multiple reference range of 6.0x to 8.0x used by Stone Key for each company in its Comparable Company Analysis;

(f)	a description of the premiums observed by Stone Key for each company in its Precedent Merger & Acquisition Transaction Analysis;

65. In addition, the background section of the Recommendation Statement is deficient and should provide the following:

(a)	the “material issues” regarding the draft merger agreement that caused the party identified as “Other Bidder” to withdraw its offer of $8.25 per share for the Company;

(b)	the reasons the Board did not appoint a special committee of independent directors to evaluate the offers submitted in the purported “auction process;”

(c)	the role defendants Kobler, Jacobs and Wexford Capital played in negotiating the terms of the Proposed Transaction;

66. The Recommendation Statement also fails to disclose material information concerning Stone Key. In particular, the Recommendation Statement fails to disclose the specific services provided by Stone Key to ICXT, FLIR and/or Wexford Capital or its related entities in the past five years as well as the fees received for such services. It is material for shareholders to be informed of any financial and economic interests Stone Key may have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

FIRST CAUSE OF ACTION

Claim for Violations of Section 14(d)(4) and 14(e) of the Exchange

(Against ICXT and the Individual Defendants)

67. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

68. ICXT and the Individual Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

69. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

70. The Recommendation Statement violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, ICXT and the Individual Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

71. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

SECOND CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

72. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

73. The Individual Defendants have violated their fiduciary duties by entertaining the Proposed Transaction without regard to the fairness of the transaction to ICXT shareholders. Defendant ICXT directly breached and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of ICXT stock.

74. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ICXT.

75. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, have breached their fiduciary duties of care, loyalty, candor and independence and are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in ICXT.

76. Because the Individual Defendants dominate and control the business and corporate affairs of ICXT, and are in possession of private corporate information concerning ICXT’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of ICXT which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

77. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

78. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ICXT’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

79. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of ICXT’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owned to Plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Proposed Transaction terms; and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

80. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendant’s actions threaten to inflict.

THIRD CAUSE OF ACTION

Aiding and Abetting the

Individual Defendants Breach of Fiduciary Duty

(Against FLIR, Merger Sub and Wexford Capital)

81. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

82. FLIR, Merger Sub and Wexford Capital knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. FLIR, Merger Sub and Wexford Capital are also active and necessary participants in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to ICXT shareholders, as FLIR and WAC seek to pay as little as possible to ICXT shareholders.

83. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgment and relief as follow:

A. Ordering that this action is properly maintainable as a class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as class counsel;

B. Preliminarily and permanently enjoining defendants from proceeding with the Proposed Transaction;

C. Enjoining defendants from consummating the Proposed Transaction, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. Awarding Plaintiff and the Class damages against defendants;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further relief as this Court may deem just and proper.

Plaintiff hereby demands a trial by jury on all issues so triable.

DATED: September 9, 2010		Respectfully submitted,
BENJI McGOWAN, Individually
And On Behalf Of All Others Similarly Situated

	By:	/s/ Scott A. Simmons
Counsel

Bradley P. Marrs, VSB No. 25281
Scott A. Simmons, VSB No. 37744
Meyer, Goergen & Marrs, P.C.
1802 Bayberry Court, Suite 200
Richmond, VA 23226
(804) 288-3600
(804) 565-1262 (fax)
marrs@mgm-law.com
simmons@mgm-law.com
Counsel for Plaintiff

Nadeem Faruqi
Antonio Vozzolo
Juan E. Monteverde
FARUQI & FARUQI, LLP
369 Lexington Avenue, 10th Floor
New York, NY 10017
nfaruqi@faruqilaw.com
avozzolo@faruqilaw.com
jmonteverde@faruqilaw.com
(212) 983-9330
(212)983-9331 (fax)
Co-counsel for Plaintiff (pro hac vice admission pending)

Attorneys for Plaintiff